SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ancestry.com Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
032803108
(CUSIP Number)
October 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032803108

1	NAME OF REPORTING PERSON Manulife Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None, except through its indirect, wholly-owned subsidiaries, Manulife Asset Management (US) LLC and Manulife Asset Management (North America) Limited

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 See line 9 above.
12	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS

CUSIP No. 032803108

1	NAME OF REPORTING PERSON Manulife Asset Management (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 13,716
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 13,716
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,716
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.03%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS

CUSIP No. 032803108

1	NAME OF REPORTING PERSON Manulife Asset Management (North America) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 10,832
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 10,832
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,832
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.03%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS

Item 1(a)

Name of Issuer:
Ancestry.com Inc.

Item 1(b)

Address of Issuer's Principal Executive Offices:
360 West 4800 North
Provo, Utah  84604

Item 2(a)

Name of Person Filing:
This filing is made on behalf of Manulife Financial Corporation ("MFC") and MFC’s indirect, wholly-owned subsidiaries, Manulife Asset Management (US) LLC ("MAM (US)") and Manulife Asset Management (North America) Limited ("MAM (NA)").

Item 2(b)

Address of Principal Business Office:
The principal business offices of MFC and MAM (NA) are located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.
The principal business office of MAM (US) is located at 101 Huntington Avenue, Boston, Massachusetts 02199.

Item 2(c)

Citizenship:
MFC and MAM (NA) are organized and exist under the laws of Canada.
MAM (US) is organized and exists under the laws of the State of Delaware.

Item 2(d)

Title of Class of Securities:
Common Stock

Item 2(e)

CUSIP Number:
032803108

Item 3

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

MFC:

(g) (X)

a parent holding company or control person in
accordance with §240.13d-1(b)(1)(ii)(G).

MAM (US):

(e) (X)

an investment adviser in accordance with
§240.13d-1(b)(1)(ii)(E).

MAM (NA):

(e) (X)

an investment adviser in accordance with
§240.13d-1(b)(1)(ii)(E).

Item 4

Ownership:

(a)  Amount Beneficially Owned:  MAM (US) has beneficial ownership of 13,716 shares of Common Stock and MAM (NA) has beneficial ownership of 10,832 shares of Common Stock.  Through its parent-subsidiary relationship to MAM (US) and MAM (NA), MFC may be deemed to have beneficial ownership of these same shares.

(b)  Percent of Class:  Of the 43,246,298 shares outstanding as of October 24, 2012, according to the issuer's Quarterly Report filed on Form 10-Q for the quarter ended September 30, 2012, MAM (US) held 0.03% and MAM (NA) held 0.03%.

(c)  Number of shares as to which the person has:

(i)

sole power to vote or to direct the vote:
MAM (US) and MAM (NA) each has sole power to vote or to direct the voting of the shares of Common Stock beneficially owned by each of them.

(ii)

shared power to vote or to direct the vote:  -0-

(iii)

sole power to dispose or to direct the disposition of:
MAM (US) and MAM (NA) each has sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by each of them.

(iv)

shared power to dispose or to direct the disposition of:  -0-

Item 5

Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6

Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
See Items 3 and 4 above.

Item 8

Identification and Classification of Members of the Group:
Not applicable.

Item 9

Notice of Dissolution of Group:
Not applicable.

Item 10

Certification:
By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Manulife Financial Corporation

By:

/s/ Kenneth G. Pogrin

Name:

Kenneth G. Pogrin

Dated:  November 14, 2012

Title:

Attorney in Fact*

Manulife Asset Management (US) LLC

By:

/s/ Carolyn M. Flanagan

Name:

Carolyn M. Flanagan

Dated:  November 14, 2012

Title:

Vice President and General Counsel

Manulife Asset Management (North America) Limited

By:

/s/ Kenneth G. Pogrin

Name:

Kenneth G. Pogrin

Dated:  November 14, 2012

Title:

General Counsel and Secretary

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

EXHIBIT A

JOINT FILING AGREEMENT

Manulife Financial Corporation, Manulife Asset Management (US) LLC and Manulife Asset Management (North America) Limited agree that the Schedule 13G (Amendment No. 2) to which this Agreement is attached, relating to the Common Stock of Ancestry.com Inc., is filed on behalf of each of them.

Manulife Financial Corporation

By:

/s/ Kenneth G. Pogrin

Name:

Kenneth G. Pogrin

Dated:  November 14, 2012

Title:

Attorney in Fact*

Manulife Asset Management (US) LLC

By:

/s/ Carolyn M. Flanagan

Name:

Carolyn M. Flanagan

Dated:  November 14, 2012

Title:

Vice President and General Counsel

Manulife Asset Management (North America) Limited

By:

/s/ Kenneth G. Pogrin

Name:

Kenneth G. Pogrin

Dated:  November 14, 2012

Title:

General Counsel and Secretary

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.